September 25, 2006

Via U.S. Mail and Facsimile

Pedro Heilbron
Chief Executive Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotunda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

	Re:	Copa Holdings, S.A.
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed June 30, 2006
		File No. 1-32696

Dear Mr. Heilbron:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on page 29 that you have derived revenues from operations in Cuba during the last three full fiscal years, and we also note the disclosure on page 30 that your subsidiary, AeroRepublica, periodically operates charter flights to Cuba. In addition, the Copa website lists Havana, Cuba among the cities of origin and destination of its flights.

Cuba is identified as a state sponsor of terrorism by the U.S.
State
Department and is subject to U.S. economic sanctions and export controls. The Form 20-F does not include any information related to your operations in, and other contacts with, Cuba. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should include discussion of whether you have offices, facilities, sales agents, or other employees in Cuba, and the extent to which your dealings or arrangements have been with the government of Cuba, or entities affiliated with or controlled by that government.
2. [0]Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.
You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities.
Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business contacts with Cuba.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance

		Celine Hwang, Esq.
		Simpson, Thacher & Bartlett LLP
		Fax: (212) 455-2502

Pedro Heilbron
Copa Holdings, S.A.
September 25, 2006
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